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                                                                      EXHIBIT 3


                               SCOTT M. NISWONGER
                              Post Office Box 1058
                        Greeneville, Tennessee 37744-1058



December 17, 2002

Landair Corporation
Special Committee of the Board of Directors
430 Airport Road
Greeneville, Tennessee  37745

Dear Sirs:

         The purpose of this letter is to notify you of the terms on which we propose to acquire the outstanding shares of common stock of Landair Corporation (the "Company") not already owned by us or our affiliates (the "Proposal"). The principal terms of our Proposal are as follows:

         1. Through Landair Acquisition Corporation, a corporation wholly-owned by us and our affiliates ("LAC"), we are prepared to make a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock of the Company, including shares issuable upon exercise of currently outstanding options to purchase shares of common stock of Landair, at a net purchase price of $13.00 per share. Holders of options to purchase common stock of the Company having exercise prices per share of less than $13.00 would be permitted to exercise their options on the condition that LAC accepts their option shares for payment. The offer price of $13.00 per share represents a 25% premium to the closing price of the Company common stock on October 10, 2002, the last full trading day before the public announcement of our intention to purchase the shares of common stock of the Company not already owned by our affiliates or us.

         2. Conditions to the tender offer will include, without limitation: (i) receiving tendered shares sufficient to permit LAC and its affiliates to own at least 90% of the outstanding common stock of the Company (assuming the exercise of all options with an exercise price of less than $13.00 per share) at the close of the tender offer; (ii) a special committee of independent members of the Company's board of directors recommends that the Company's shareholders accept the Offer and tender their shares in the Offer; and (iii) the availability to and receipt by LAC of all financing on terms and

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                  conditions satisfactory to LAC necessary to fund all financial obligations arising in connection with the tender offer and subsequent short-form merger (described below).

         3. The conditions to the tender offer listed above will be waivable by LAC in whole or in part at any time in its sole discretion. However, in no event will we or LAC purchase shares in the tender offer if less than a majority of the outstanding shares of Company common stock, excluding shares beneficially owned by us, our affiliates and the executive officers and directors of the Company, are tendered in the tender offer.

         4. Following the close of the tender offer, LAC will effect a short-form merger at a price equal to that offered in the tender offer that will result in LAC's beneficial ownership of 100% of the issued and outstanding common stock of the Company.

         5. In connection with the short-form merger described above, the Company would terminate the listing of its common stock on the Nasdaq National Market one business day prior to the effective time of such merger so as to provide any remaining Landair shareholders with statutory dissenters' rights under Tennessee law.

         6. Each outstanding option to acquire the Company's common stock that is not conditionally exercised as described above will be acquired by LAC at the time of the short-form merger at a price equal to the difference between the tender offer price and the exercise price for such option.

         7. The details of the tender offer will be embodied in a Tender Offer Statement to be filed with the SEC and delivered to the Company upon commencement of the tender offer.

         The financing needed to complete the tender offer can be obtained in a timely manner. We have negotiated and obtained a form of financing commitment from a major institution (the "Commitment"), which, together with the capital that we have committed to contribute to LAC, will be sufficient to fund the tender offer. As a result of the Commitment and our agreed upon capital contribution,



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we believe LAC has the ability to complete the tender offer quickly and provide near-term liquidity for the Company's shareholders.



         We are available to discuss this Proposal with you immediately and to answer any questions that you may have. In seeking further information concerning our Proposal, or for any other matter, please call either of us or our legal advisor, Bill Argabrite of Hunter, Smith & Davis LLP (423-378-8829).



         This letter should not be interpreted as a binding commitment or as the commencement or announcement of an intention to commence a tender offer.


                                                       Very truly yours,


                                                       /s/ Scott M. Niswonger
                                                       -------------------------
                                                           Scott M. Niswonger

                                                       /s/ John A. Tweed
                                                       -------------------------
                                                           John A. Tweed

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